[EBIX, INC. LETTERHEAD]

December 4, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. David L. Orlic

Fax No. (202) 772-9210

RE:	Ebix, Inc.
Registration Statement on Form S-1
Registration No. 333-144538

Dear Mr. Orlick:

Pursuant to the provisions of Rule 461, Ebix, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern Time on Monday, December 10, 2007, or as soon as practicable thereafter.

The Registrant acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above referenced Registration Statement.

Very truly yours,

EBIX, INC.

By:	/s/ Robert Kerris
Robert Kerris
Chief Financial Officer and
Corporate Secretary